Filed by Vanguard Natural Resources, LLC
Commission File No. 001-33756
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Eagle Rock Energy Partners, L.P.
Commission File No. 001-33016

This filing relates to a proposed business combination (the “Merger’) involving Vanguard Natural Resources, LLC (“Vanguard”), a Delaware limited liability company, and Eagle Rock Energy Partners, L.P. (“Eagle Rock”), a Delaware limited partnership.

Information about the Proposed Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Vanguard intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary joint proxy statement of Eagle Rock and Vanguard that also constitutes a preliminary prospectus of Vanguard. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to (i) security holders of Eagle Rock seeking their approval with respect to the proposed Merger and (ii) security holders of Vanguard seeking their approval with respect to the issuance of Vanguard common units in connection with the proposed Merger. Vanguard and Eagle Rock also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other documents, once such documents are filed by Vanguard and Eagle Rock with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by Eagle Rock will be available free of charge on Eagle Rock’s internet website at http://www.eaglerockenergy.com or by contacting Eagle Rock’s Investor Relations Department by email at info@eaglerockenergy.com or by phone at (281) 408-1203.

Participants in the Solicitation

Vanguard, Eagle Rock, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding Eagle Rock’s directors, executive officers and other members of their management and employees in Eagle Rock’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Eagle Rock’s proxy statement for its annual meeting, which was filed with the SEC on March 31, 2015 and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the direct and indirect interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and Eagle Rock and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will” or “should,” “would,” “could,” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, Eagle Rock or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and Eagle Rock’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or Eagle Rock; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and Eagle Rock’s credit agreements; the ability of Vanguard and Eagle Rock to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions. Eagle Rock and Vanguard caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in Eagle Rock’s and Vanguard’s Annual Reports on Form 10-K for the period ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor Eagle Rock intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

*****

Vanguard Natural Resources
Moderator: Lisa Godfrey
08-04-15/10:00 am CT
Confirmation # 5901319

VANGUARD NATURAL RESOURCES

Moderator: Lisa Godfrey
August 4, 2015
10:00 am CT

Male: Good day and welcome to the Vanguard Natural Resources Second Quarter Earnings Call. Today’s conference is being recorded.
At this time I would like to turn the conference over to Lisa Godfrey. Please go ahead ma'am.

Lisa Godfrey: Good morning everyone and welcome to the Vanguard Natural Resources LLC Second Quarter 2015 Earnings Conference Call. We appreciate you joining us today.

On the call this morning are Scott Smith, our President and Chief Executive Officer; Richard Robert, our Executive Vice President and Chief Financial Officer; and Britt Pence, our Executive Vice President of Operations.

If you would like to listen to a replay of today’s call it will be available through September 3, 2015 and may be accessed by calling 888-203-1112 and using the passcode 5901319#.

A Webcast archive will also be available on the Investor Relations page of the company’s Web site at www.vnrllc.com and will be accessible online for approximately 30 days.

For more information or if you would like to be on our email distribution list to receive future news releases please contact me at 832-327-2234 or via email at lgodfrey@vnrllc.com.

This information was also provided in yesterday’s earnings release. Please note the information reported on this call speaks only as of today, August 4, 2015 and therefore you are advised that time sensitive information may no longer be accurate as of the time of any replay.

As a reminder Vanguard unit holders of record at the close of business on August 6, 2015 will be entitled to receive notice of the annual meeting and to vote at the Vanguard annual meeting of unit holders which will take place on September 17, 2015. Voting items on the proxy ballot at the Vanguard annual meeting of unit holders include the merger with Eagle Rock Energy Partners LP as well as the election of our board of directors and to ratify the appointment of our independent auditor firm for the fiscal year ending December 31, 2015.

Before we get started please note that some of the comments today could be considered forward-looking statements and are based on certain assumptions and expectations of management. For a detailed list of all the risk factors associated with our business please refer to our 10Q which will be filed later today and will also be available on our Web site under the Investor Relations tab and on (Edgar). Also on the Investor Relations tab of our Web site under Presentations you can find the Q2 2015 Earnings Results supplemental presentation.

Now I would like to turn the call over to Scott Smith, President and Chief Executive Officer of Vanguard Natural Resources.

Scott Smith: Thank you Lisa and welcome everyone and thanks for joining us on our call this morning. I’ll begin the call with a brief update on the LRR Energy and Eagle Rock Energy mergers. As we have previously mentioned these mergers deliver significant benefits to all three parties who are very excited to start working as a combined entity in the near future. Pending the voting results of the respective unit holders we are expecting the LRR Energy merger to close on September 10th and the Eagle Rock merger to close on September 17th.

The transition and integration efforts have been making great progress and we are looking forward to adding a significant number of Eagle Rock employees to the Vanguard team once the merger is completed. Furthermore we’re excited about the prospect of diversifying our asset base and cash flow while also adding some high quality, economic undeveloped acreage to our portfolio.

Now we’ll view our production results and capital spending for the quarter. Average daily production of 368 million cubic feet per day for the second quarter of 2015 was down 7% over the 394 million cubic feet per day in the first quarter of 2015 volumes, and that’s up 17% over the 315 million cubic feet equivalent per day produced in the second quarter of 2014.

I’d like to point out that in the second quarter we had some prior pre-adjustments that caused a decrease in our reported production. Normalizing for this adjustment which did not materially impact our cash flow, our production during the second quarter was actually 388 million cubic feet equivalent per day, which equates to a 1.5% decrease from first quarter reported volumes. Production with the second quarter was approximately 70% natural gas, 16% oil, and 14% NGLs.

Now turning to our capital spending, during the second quarter we spent approximately $27 million dollars all of which is attributable to maintenance capital. During the quarter we spent $17 million in the Pinedale, or 64% of the total CAPEX spent, with the Permian as the next highest of the approximately $2.5 million, or about 10% of CAPEX spent.

Initially, we anticipated that we’d be spending a large amount of dollars related to our acquired East Haynesville acreage but our first vertical well was delayed approximately six weeks due to both weather and regulatory issues. I’ll go into more detail on our East Haynesville activity later in the call.

With respect to the Pinedale we spent over $17 million during the quarter where we participated in the drilling of 27 gross wells and then completion of 53 gross wells with an average working interest of 12%. In addition, we elected to not participate in 29 wells that were spud the first six months of this year as our estimates indicated that they would not meet our internal threshold rate of return of 20%.

That being said, our two operating partners have achieved meaningful reductions in well costs this quarter. Ultra and QEP continue drive-down drilling and completion costs and are currently AFE-ing us for wells at $3.45 million, which is down from approximately 3.8 million at the end of 2014 and Ultra is forecasting even more savings throughout the balance of the year. At the $3.45 million AFE level these cost decreases should result in approximately $3.5 million of annual savings in the Pinedale compared to our original budget and will potentially allow us to participate in more wells going forward as rates of return will improve.

Let me take a moment to make it more clear how we determine which wells we choose to participate in at the Pinedale and other areas for that matter. In our capital spending analysis we evaluate every AFE we receive to determine if the proposed activity will meet our internal rate of return hurdle of 20%. During the first six months of this year we elected to non-consent numerous wells as we did feel they would generate an adequate return at the current strip price.

One of the luxuries of being a non-operated partner is that we can pick and choose which wells to participate in and because of the significant amount of analysis we have done over the last year and a half creating specific production in EUR estimates for different parts of the Pinedale field, we’re confident in our analysis as we make greater return predictions on each well that is proposed.

We’re pleased to report that our Pinedale program is expected to realize a 25% rate of return or better in 2015, even at today’s depressed commodity strip price. The Pinedale will continue to be a large component of our capital program going forward. For the balance of the year we expect to spend approximately 35% or $21 million of the remaining capital budget on activities in this area.

And then you should know that our second most active area is the Permian which was a lot spent - largely attributable to the completion of a well and other maintenance activities. For the balance of the year we expect to allocate less than 5% of our CAPEX budget to the Permian.

Lastly I would like to give an update on our Gulf Coast region, specifically then East Haynesville Field. As we noted previously we’re a little behind on the timing of our drilling in the field. That being said we have drilled our first well, frac’ed it and are currently flowing the well back and are pleased with the initial results.

We began drilling our initial horizontal well in mid-July and are currently drilling the lateral portion of the well. We look forward to having additional information on all the wells in this development effort on our third quarter conference call later this year.

Looking towards the balance of the year we expect to spend approximately 36% or $22 million of the remaining 2015 capital budget on the East Haynesville Field assets. This will encompass both the drilling and completion of two horizontal wells back to back and then another vertical well later in the fourth quarter.

In summary our CAPEX was significantly less than what we anticipated in the second quarter. This is primarily due to less capital being spent in East Haynesville and also due to the Pinedale non-consents. However we’ve seen savings over what we initially budgeted specifically in the Pinedale where we intend to spend more than 50% of our capital this year.

However because we are realizing lower costs, we are participating in more wells that now reach our return hurdles, thus total capital spent in 2015 will not necessarily be significantly less. As we look at the remainder of the year we’re anticipating a total capital spend around $60 million again which is comprised entirely maintenance capital.

With respect to acquisitions even with the LRR and Eagle Rock mergers in the pipeline we continue to evaluate numerous assets of various sizes and remain prudent in our bidding approach to ensure the assets that we look at and perhaps possibly successfully acquire will be accretive to our unit holders.

Although much improved on a pro forma basis for the LRR and Eagle Rock mergers we’re very much aware of our current leverage being higher than where we typically prefer to operate at and we’ll be conservative in our approach to acquisitions as we look at opportunities here in the near term.

I wanted to quickly add that both the LRR and Eagle Rock reported their second quarter results last week. I won’t go into the details outlined in the respective press releases but I will say that both achieved operating results in line with our expectations and distribution coverage ratios well above one times.

After solid second quarter operating results for all three individual companies we’re excited to begin operating as a combined entity during the fourth quarter. We continue to believe in the overall strength of our business model which is conservative growth through acquisitions and building a platform of diversified assets that deliver increased value to our unit holders over time.

With that I’ll turn the call over to Richard for the financial review.

Richard Robert: Okay thank you Scott. Good morning everyone. I’d like to start out this morning by first discussing our quarterly financial results. I’ll then turn to my regular update on our hedging portfolio and liquidity and lastly we’ll review our outlook for the balance of the year.

With respect to our financial results we reported adjusted EBITDA of approximately $91 million for the second quarter of 2015, a decrease of 7% when compared to the approximately $98 million reported in the second quarter of 2014 and a 6% increase compared to the $85 million reported in the first quarter of this year.

In terms of our distributable cash flow the second quarter of 2015 totaled approximately $35 million or $0.41 cents per common unit which represents a 10% increase over the first quarter of $32 million and is a distribution coverage of 1.16 times based on our monthly distribution of 11-3/4 cents or 35-1/4 cents for the three months.

We’re pleased with our second quarter results and we are in line with our internal expectations even though we spent less capital than we had originally anticipated. The increase in adjusted EBITDA and distributable cash flow from the first quarter 2015 is in part due to a small rebound in commodity prices and also due to a reduction in operating expenses.

We did however experience a decrease in adjusted EBITDA and DCF from the year ago period. Not that anyone needs a reminder but just to recap: oil, natural gas and natural gas liquids prices have declined significantly since the second quarter of 2014. Hedging has mitigated some of the cash flow impact of the decline but we are not 100% hedged, and since the second quarter of 2014 we have experienced a 31% decline in oil price, a 9% decline in natural gas price, and a 33% decline in NGL price after the impact of hedging.

Despite continued low commodity prices, we feel that we are well positioned to move forward in the current environment. Assuming that all respective unit holders approved the LRR and Eagle Rock mergers we believe that the combined companies will be that much stronger to weather the storm from a cash flow, asset base and leverage perspective.

When we see an increase in commodity prices it will provide our combined unit holders significant upside potential, be that through our unit price and/or through distribution growth.

With that let me discuss our hedging activities during the quarter. During second quarter we took measures towards adding on additional hedges covering a portion of our 2016 oil basis and NGL production. Specifically we layered on WTI fixed price oil swaps at $65 for 2016 on an additional 500 barrels per day which is approximately 5% of our total VNR oil production.

We also fixed our West Texas Sour oil basis on a total of 600 barrels per day for 2016 and a total of 1,400 barrels of our Mid Cush basis for 2016. On a combined basis this equates to approximately 75% of our expected Permian production basis hedged in 2016. These additions were important steps to provide further certainly around our 2016 cash flows and downside protection in our current low commodity price cycle.

In total, we have implemented a hedging program for approximately 84% and 50% of our anticipated crude production in 2015 and 2016, respectively, with 81% in the form of fixed price swaps for the balanced of 2015. As we currently stand anticipated crude production is hedged at $71.58 for the balance of 2015 and $81.14 for 2016.

With respect to natural gas, approximately 88% of our anticipated natural gas production is hedged for the balance of 2015, with 100% in the form of fixed price swaps and 67% hedged in 2016 at weighted average prices of $4.24 per MMbtu and $4.37 for MMbtu respectively. In addition natural gas production in 2017 is 40% hedged at a weighted average price of $4.18 per MMbtu.

Although we added some NGL hedge volumes during the quarter we are not as well hedged in NGLs with approximately 9% of our production hedged in 2015 at a weighted average price of $46.34. We did take an opportunity to layer into new NGL hedges in 2016 to take advantage of a small window where we were seeing strength in the NGL forward price curve. We have now hedged 22% of our expected 2016 NGL production at a weighted average price of $29.96 which is considerably better than the price we are currently receiving.

Since then NGL forward strength prices have rolled back to lower levels and we are fortunate to have added what we did. We will continue to monitor the NGL hedging market and be opportunistic in layering in additional hedges, but to put it in perspective, for the first six months of 2015 NGL’s accounted for less than 10% of our total revenue stream.

Please note that the impact of the LRR and EROC acquisitions are not included in the amounts or percentages I just went over but as provided in previous presentations the impact of the mergers will be beneficial to our hedge portfolio. More details regarding our current hedge portfolio and percentages hedged can be found in the supplemental Q2 2015 information package posted on our website.

Now let me turn to our liquidity. Renewed utilization of our at-the-market or ATM equity sales program has allowed us to modestly reduce our debt levels over the course of the year by approximately $40 million from year end 2014 and $10 million since the end of the first quarter.

Since restarting our ATM program in mid-March we have raised net proceeds of approximately $36 million, approximately $21 million of which was raised in the second quarter. We continue to be very pleased with the performance of this program and will continue to be our preferred method of opportunistically raising small but consistent tranches of common equity when acceptable market conditions exist as it minimizes the disruptive impact of a secondary offering and is certainly more cost effective.

As of June 30, Vanguard had $1.32 billion in outstanding borrowings under the revolver which provides us with $275 million in current liquidity after taking into consideration the current $1.6 billion borrowing base and $5 million in outstanding letters of credit.

I'd like to point out for those who may not be aware, this past May, pursuant to our spring borrowing base redetermination are borrowing base was reduced from $2 billion to $1.6 billion due to the lower price decks used by our banks to reflect current market conditions.

So although we have been paying down debt since the beginning of the year, this has not equated to increased liquidity. However, since the LRE acquisition had already been announced while we were going through our spring redetermination we were able to include an automatic $200 million increase to the borrowing base once the merger closes.

We expect to negotiate an automatic increase to the borrowing base at the closing of the Eagle Rock merger as well and we are currently in the process of working through that with our banks.

Assuming that both mergers are consummated we anticipate our liquidity and our pro forma leverage ratio will have improved over VNR as a stand-alone entity. However, the fall borrowing base redetermination will reduce our liquidity. How much… I can't say for certain but it is likely that it will be below existing levels. Am I concerned about this? The answer is no because we are not dependent on our liquidity to operate our business as we operate within our cash flow.

Does it mean that it is unlikely that we will make large asset acquisitions for cash? Yes. However, does it mean that we can't find other ways to acquire assets? No. I believe the two mergers that we are currently endeavoring to consummate show that there are different ways to acquire assets without using cash and increasing leverage.

Turning to our net loss attributable to common and Class B unit holders, I would like to note that we reported a very large net loss of $9.27 per basic unit for the second quarter. This is because the second quarter includes non-cash expenses of $794 million. Of this $794 million, $733 million is comprised of an impairment charge on our oil and gas properties and the remainder is due to a negative mark to market adjustment to our hedge book as commodity prices improved over the first quarter.

I want to point out that in our 2014 10-K and in our first quarter 10-Q and in my comments for our 2014 fourth-quarter earnings call in March, expectations of impairment losses for every quarter in 2015 were highlighted so I hope that the impairment charges that we have incurred so far this year isn't a surprise to anyone.

Also, a large impairment is not something that is unique to Vanguard as many E&P companies, particularly those using full cost accounting, are recording large impairments in light of the current commodity price environment. The SEC priced used to value reserves for companies using the full cost method of accounting is a trailing 12 month average price, so each quarter a new average price is calculated and used to assess the value of reserves.

At high prices roll off and lower prices are added, the average price goes down and impairments will continue. Just to be clear, we continue to expect additional impairments in the coming quarters so do not be surprised. I want to highlight the very important distinction that impairments are a non-cash expense and do not impact our cash flows. Also, keep in mind that these reserves that are being written off today due to not being economic today are not going anywhere. They are still in the ground and can generate acceptable rates of return in the future when prices recover and/or as drilling costs continue to improve.

However, please note that current accounting rules will never allow us to add that these reserve values that have been written off on our GAAP financials even when commodity prices recover.

So don't expect to see big gains in the future as prices recover to offset these large losses we are reporting today.

Finally let me turn to our outlook. Our assets are performing as expected in our original guidance provided in February with production meeting our targets while also achieving savings on our operating costs. That being said, we have no reason to provide updated guidance until after the LRR Energy and Eagle Rock mergers are completed.

In terms of our distribution coverage for the balance of the year please expect volatility in our coverage from quarter to quarter due to our uneven capital spending. At current strip pricing and absent the LRR Energy and Eagle Rock mergers, adjusted EBITDA is anticipated to decrease slightly in the third quarter and an increase in the fourth quarter as new production comes on.

You might recall that I mentioned in the last earnings call that it was likely that second-quarter distribution coverage was going to be below one times and the third quarter was going to be around one times coverage due to the anticipation of a large amount of our annual capital budget being spent in these quarters, but due to the reason Scott has already mentioned much of the anticipated capital for the second quarter in the Haynesville area in particular, has been pushed to the third quarter. We expect that 67% or approximately $40 million of our remaining capital over the year will be spent in the third quarter, leaving approximately $20 million in the fourth quarter. This will have a significant impact on our quarterly coverage ratio.

Specifically, we anticipate well below one times distribution coverage in the third quarter and well above the one times distribution coverage in the fourth quarter and should allow us to achieve an annual coverage ratio well above one times for the year. The situation is not unusual and capital is not spent evenly through the year. In fact we saw similar distribution coverage swings in the third and fourth quarters of 2014.

Let me turn to a topic that I expect is very important to our equity investor base. At today's strip pricing and the expectation of closing both the LRR Energy and the Eagle Rock mergers, we believe that our current annual common distribution of $1.41 per unit is covered in both 2015 and 2016 and no reduction to the distribution is necessary or contemplated.

Let me repeat myself as I want to be very clear about this point. We do not believe a common unit distribution reduction is necessary or contemplated at least through 2016 at current strip pricing and assuming that the mergers are completed. I don't think I can be any clearer on that topic.

Further, based on the statement, it goes without saying that we feel that the preferred equity distribution is secure for the foreseeable future. The combined company will have a more diversified cash flow stream, will be operating with less overall leverage and we expect to have at least four economic areas to drill in which ultimately put Vanguard in a much better position to continue its growth either through acquisitions or the drill bit should we choose to start using growth capital to increase our production.

In a nutshell, we are optimistic about the opportunities that will present themselves in these turbulent times. Will there be challenges ahead? Absolutely. Can we afford to do nothing and simply hope that commodity prices will recover in the near future? Absolutely not. We will operate our business assuming that we are in a low commodity price environment for the foreseeable future and focus our business plan on creating long-term value for our stakeholders.

We continue to believe that acquiring oil and natural gas assets in this low commodity price environment without increasing our leverage as we are poised to do with the two contemplated mergers will create long-term value. Assuming the LRR Energy, Eagle Rock and Vanguard unit holders approve the mergers we will be adding some quality assets to our portfolio.

In addition, we will add many Eagle Rock employees to the Vanguard fold which will also provide the necessary human talent to continue our growth. This concludes my comments. We'd be happy to answer any questions you may have at this time.

Operator: And that this time if you'd like to ask a question please press the star and that 1 on your touch-tone phone. You can remove yourself from the queue by pressing the pound key. Again its star and 1 if you have a question.

We’ll go first to Kevin Smith with Raymond James. Please go ahead.

Kevin Smith: Hi, good morning and appreciate all your comments especially on the distribution security considering current market conditions.

Male: Yeah, I thought he needed to be clear on that.

Kevin Smith: I think he did. (Scott), has any of the delays that you - or that you saw around East Texas has that made you incrementally more bearish on your overall expected drilling results or is this just more timing stuff? And really was not going to have any impact on your rate of returns?

(Scott): It's just timing. I mean, it really isn't -- there is nothing more than doing things in Louisiana where there was established unit - we are drilling in old field where we have to go back and change rules and get lots of approvals for spacing and all that. Just it takes longer and there's lots of people you have to contact. And then, you know, we had a lot of wet weather going into the latter part of the same quarter.

And, you know, we're not going to go, you know, build the location and mud hole just to reach a target date that we’d like to get. We’re going to, you know, we want to do it at the cost. So no, from a cost perspective - and again our first well that we drilled vertical well have came in at expected cost and I think it's probably a little bit better based on what we're seeing on the initial flow back.

So no, no rate of return changes, material ones varied obviously the pricing is less that the anticipated returns were good enough that we're still moving forward.

Kevin Smith: Okay, I appreciate that. And then I guess I have to macro comments kind of left. I mean is this -- given the market conditions over the last month and you can argue even further back is this going to change the weight you guys do your business? Is this potentially do you feel like you need to generate more free cash flow in 2016 and potentially hamper your CAPEX or how do you think about that going forward?

(Richard): I would - I mean, I'm going to apologize; I'm not in the same office as (Richard), so if we are a little disjointed here I apologize in advance for all the questioners. 2016 we’ll start spending a lot more time on that, you know, once these mergers are completed because there's a lot of dollars and projects that are very nice within those companies. And once we're done, you know, how much do we do the scoop stacking ((inaudible)) how much do we do, you know, some of the Permian development and the LRR? How much do - what does Pinedale look like? So I don't think we're going to have a whole lot of clarity on that until probably the fourth quarter.

Kevin Smith: Okay...

(Crosstalk)

(Richard): Yeah, Kevin, I would just add that, you know, based on our current cost of capital it may behoove us to focus more of our attention on drilling prospects as opposed to trying to be - for acquisitions against PE firms that have already raised a lot of money to deploy.

So, you know, as I mentioned I think there are other ways to acquire assets as opposed to just the typical option and paying cash for assets. I do believe we can continue to be successful. But certainly there is more discussion around here about the potential to use growth capital and increase our production via the drill bit because of these new areas that we're going to have in our portfolio.

Kevin Smith: Got you. And then lastly and I'll jump off, (Richard), is your plans to pay off (LRE) secondly and facility changed at all given I don’t know, the potential I guess tightening of liquidity from banks?

(Richard): That's funny you mention that. I've planned on calling Wells Fargo to discuss that topic. Certainly having some incremental liquidity, you know, keeping the term loan in place might be a wise thing to do in this market. So I'm not sure if Wells Fargo is willing to do that but certainly it's a discussion that I intend to have.

Kevin Smith: Okay. Thank you very much.

(Richard): They don't know that yet but I guess they do if they are listening to this call.

Kevin Smith: Thank you.

Operator: And we’ll go next to (John) ((inaudible)) with RBC Capital Markets. Please go ahead.

(John): Good morning, gentlemen.

(Richard): Good morning, (John).

(Crosstalk)

(John): (Richard), I'm thinking of the prepared comments that you - well discussed the Pinedale activity and some of the wells that were elected to be non-op or not participated in. Just give us a feel for I guess the broad range of returns that you're seeing on the wells that you are participating in versus those that you opted out of. I mean, if there's a 20% threshold is there much upside to some of the stuff that you are actually allocating capital to these days?

(Richard): Well I'll try to answer that question. As far as - I think what Scott had mentioned in his prepared comments was that we use the 20% rate of return hurdle so those -- in our evaluation where we see less than 20% rate of return we elected to not participate. And so we have seen, based on our evaluations, probably as low as 15% rate of returns on the lower end and of course it goes up to about 30% rate of return on the higher-end.

And what we've elected -- on the ones we have elected as (Scott Smith) had mentioned in his prepared comments was average rate of return of about 25%.

Scott Smith: Yeah, I mean, you find some degradation as you, you know, you're doing a 16-well pad as you’re drilling the 13th, 14th, 15th well. Sometimes you're getting into some of the more fringy areas of the play. And so, you know, those are the ones that we focus on. You know, and just in general, you know, some areas are better than others and so we are aware of which areas those are and we make the decisions accordingly.

(John): That’s really helpful. And then I know we walked through this 100 times but there’s a lot of moving parts, I just want to make sure I’ve got it crystal clear. But for the pro forma redetermination process including all the reassessment from LRE acquisition as well as the Eagle Rock, there’s going to be an impact obviously from a - you’re doing an interim redetermination request from the Eagle Rock and then you’re also subject to the fall redetermination on a combined basis or that going to be one fell swoop type of a decision that’s made in the October timeframe?

(Richard): No, it’s going to be two separate decisions, as you indicated. There’s going to be an interim redetermination. We’ve already got the $200 million increase already baked in for LRR. And we’re anticipating an increase related to Eagle Rock at closing of that transaction. And then we will be subject to a fall redetermination probably in the October/November time frame.

Man 2: That’s really helpful. I just wanted to make sure that they weren’t - didn’t put you in a position where you didn’t have to go through the October process. Because you had the interim for that. So I appreciate it.

Man 1: Okay.

Man 2: And then though we’re still waiting on guidance as far as the combined - and the - but do you have any better feel for what the, you know, broader just cost energies of a GNA side might be once you combine the three entities?

Man 1: Yes. I think I mentioned in our last call that we anticipated about, you know, five, six, seven, $8 million for the (LRE) transaction, as well as 15 to 20 million on the Eagle Rock transaction. And I can tell you we feel very comfortable with those ((inaudible)).

Man 2: All right. And then just one more on the housekeeping side. Perhaps this has probably come out with the revised guidance as well. But I’m just looking for a little bit of a directional guidance on overall company-wide differentials.

Man 1: We can certainly go to those in more detail after the call. But showing differentials that have, you know, on a percentage basis are wider than they have been historically. I mean, as prices have come down you would expect differentials to come down commensurate with them. And they haven’t in all cases. And so the differentials have widened in certain areas.

And so that obviously is the headwind that we, you know, recognized in our results. But, you know, we had anticipated some of that. And frankly, some of our production is doing better than we had anticipated. So it’s offsetting some of that headwind. So all in all, in our results are in line with where we expected.

Man 2: Okay. And then I know you guys are just drinking from the firehose. As are we. So if you could have a minute to catch up with me later this afternoon that would be greatly appreciated.

Man 1: Okay. Sure.

Man 3: Thanks (John).

Operator: And we’ll go next to (Jay Dobson) with Wunderlic. Please go ahead.

(Jay Dobson): Hey, good morning. (Richard), you mentioned the idea of continuing the debt reduction. That part - in large part, you’ve taken care of with the LRE and Eagle Rock transactions assuming they close. As you look out over the next 18 months, talk about a little bit the leverage you’ll be considering to execute that. Assuming no additional acquisitions.

(Richard): Well we haven’t specifically indicated what we anticipate our pro formal average will be. It will be certainly less -- meaningfully less -- than Vanguard as a standalone entity. Which is why we state very good news. You know, it’s not the three times that we prefer to operate at. And, you know, the three times that we’ve suggested is the level that we want to return to before we start thinking about distribution growth.

But it is a meaningful and proof of where we are right now. And certainly -- until we provide additional guidance -- I don’t want to go into too many details in terms of what our expectations are.

(Jay Dobson): Okay. Fair enough. And then on operating cost trends -- just to see in the reductions you realized in LOE and other costs in the quarter -- are we about sort of, at bottom? Where you see those sort of trending for the balance of the year? Do we see any sort of uptick in them? Or, you know, what would you just see the balance of this year being?

(Richard): Well we’ve anticipated in our LOE that we would have a reduction in the first quarter. And then we’d have a greater reduction for the rest - for the next quarter. And we’ve seen that. In fact, I think we’re even doing better than what we had forecasted on LOE. And I think there are plans to reduce LOE even farther. So I think we’re going to see additional improvement in the third quarter and maybe as well in the fourth quarter. So we’re still seeing costs come down.

(Jay Dobson): Okay, great. And then finally, sort of the unknowable, (Richard). In the redetermination I understand you have the accordion feature in place for the LRE acquisition. And then likely a similar one for Eagle Rock. Once those are done what would be sort of the zip code of reduction you’d be expecting in the borrowing base in the October redetermination once those two items are behind you?

(Richard): So if I had to - if I had a crystal ball that was accurate I could tell you. But obviously, you know, I don’t know what the banks have in mind. I’m comfortable that will have some liquidity. How much is hard to say. But as I mentioned in my prepared comments, I’m really, you know, we’re prepared to live with a fairly low amount of liquidity. Because we are living within our cash flow we don’t it to operate our business.

So, you know, does it impact our ability to do a large acquisition with cash? Sure it does. We would have to go out and raise equity capital to get a large transaction done. And frankly, the markets aren’t very receptive. I don’t think the markets would be very receptive. And our cost of capital would be too high to be competitive.

So we’re focused on other ways to acquire assets. And there are other ways. And so, you know, would I like to have more liquidity? Absolutely. That’d be nice. But I’m not really prepared - I’m not prepared to pay what it would cost today to raise that incremental liquidity.

(Jay Dobson): Great. No, no, fair enough. And I think you captured this. But, you know, I do understand you don’t have a crystal ball. And any sort of reasonable and I’m not sure what the definition of reasonable is these days. But in any reasonable scenario.

(Richard): Well I mean, I certainly...

(Jay Dobson): In a distribution.

(Richard): I suspect it’s going to be less than the 275 that we have today. I mean...

(Jay Dobson): Yes.

(Richard): More than a hundred less than 275 is kind of my crystal ball.

(Jay Dobson): Right. Right, right. And that’s - it was taken into account when you mentioned the 2015 and 2016 distribution I assume?

(Richard): Absolutely.

(Jay Dobson): Awesome. Thank you so much, (Richard). Thank you (Scott).

(Scott): Thank you.

(Richard): Thank you.

Operator: And we’ll go next to (Owen Douglas) with Baird. Please go ahead.

(Owen Douglas): Hi. Good morning guys. Thanks for taking my question. A lot of good ones have been asked before. I just wanted to get your feel for -- as far as the market for acquiring additional properties go -- how is the environment looking now versus after the end of the first quarter when we started to see a rebound in commodity prices?

(Richard): Well often - I mean I think we haven’t seen a whole lot of assets on the market. Maybe there’s been a few failed fails. There are a few transactions that happened in the first quarter that drug out then finally did get closed.

We’re seeing some small things. People are reaching out to us. You know, on bolt-ons in different areas. But the big assets - I think the bid-as spread sellers are probably in a bit of a shock with the steep decline that you’ve seen in oil and gas prices. Just in the last, you know, 60 days or so. So I think things probably won’t crank up more until we probably get to the fourth quarter. When perhaps that are people that have no other option but they have to do some things.

But I usually - on the flip side is there are people raising quite a bit of private equity money to take advantage of this. So even the opportunities that are there I think are going to be highly competitive.

(Owen Douglas): Okay, I see. And as far as us thinking about -- so just to the extent that attractive assets do become available at an attractive price to you guys -- what are your thoughts in terms of structuring that transaction? I mean, looking at the LRE mergers and the Eagle Rock acquisition as well where, you know, there was an equity component. You could see how that could help, you know, incent the sellers to ((inaudible)) share in the upside. What are your thoughts with regards to doing that given the current unit price of Vanguard?

Man 5: I’ll - this is - I’ll speak on this first and I’ll let (Richard) be - be okay. I’ve put the stops on this as well. But every acquisition we look at has to be, you know, a creative. And it’s going to have to be ((inaudible)) from our - a cash flow perspective. And we want it to be de-levering.

So we don’t have a template of what we will and don’t do. And we’ll look at each transaction accordingly. Obviously, you wouldn’t want to issue -- if you didn’t have to -- a whole lot of equity in the current and depressed prices. But again, every acquisition -- if there’s - if the benefits outweigh some of the disadvantages of having to do somethings in this current environment -- you know, we will evaluate those accordingly.

So (Richard), why don’t you - I know you’ve got some thoughts on that as well.

(Richard): Yes. I mean, clearly there are some sellers out there who do view our units as an attractive piece of paper. Particularly in light of the decline in our unit price of recent. So you know, private sellers in particular, it’s also tax efficient for these private sellers to take common units. Because it’s a lifetime exchange. So there’s a lot of reasons why private sellers in particular would see an equity for property swap as something that’s attractive. And we’ve done that in the past. We’ve done it three times in the past. So it’s not something that we’re unfamiliar with.

You know, would a C-corp want our paper? I think there would be less - they’d be less inclined to take our paper. Although the concept of consolidation in a C-corp’s face is certainly one that we’re thinking about. As well as, I’m sure, others are thinking about. You know, a (LeddingCo), (VanCo) type model might make sense in the current environment. And obviously, would provide access for another source of capital for us.

And so, you know, that’s just one of the things we’re thinking about in terms of consolidation in this industry. And doing it without using a lot of cash or increasing our leverage.

(Owen Douglas): Okay. That’s certainly helpful. And I understand that you guys do not want to increase your leverage. But just think about the - I mean right now I think that the equity’s trading to - it’s at a 14 to 15% distribution yield. Which obviously is very attractive. So is there a point when you guys would consider actually reducing the unit count? And ((inaudible)) some of the economics yourself? Because just thinking about that versus the bonds which are yielding 11%, it’s a very interesting situation there.

(Richard): It is. You know, I’m hopeful that when the market -- or our retail investors and institutional investors -- hopefully acknowledge and see that we’re serious about maintaining our distribution -- that we won’t continue to be at a 14 or 15% yield. I mean I think there’s a lot of contagion. A lot of angst in the market right now related to what our peers are doing. So hopefully that will subside. And over time people will regain confidence in our ability to pay that distribution.

(Owen Douglas): Okay. And final question for me. As you think about your assets -- you’re producing assets as they currently stand -- if you guys were to curtail all drilling activity right now -- what sort of a decline rate should I think about for your portfolio?

(Richard): Absent the mergers?

(Owen Douglas): Yes.

(Richard): I suspect - I believe the decline rate’s probably in the 15% range.

(Owen Douglas): Year-over-year?

(Richard): Yes.

(Owen Douglas): Okay. Well thank you very much guys.

(Richard): Thank you.

Operator: And we’ll go next to (Eric Anderson) with (Harper Financial). Please go ahead.

(Eric Anderson): Yes. Good morning. Appreciate you taking my question. I wonder if you guys had explored the possibility of -- once you’ve closed on Eagle Rock -- possibly doing a sale lease-back of their facility, I believe, in Alabama -- on which they spent a fair amount of money over the years upgrading it -- in the midstream side.

(Richard): It hasn’t been something we’ve looked at yet. Not to say that it might not make some sense. But it is a big facility. But then you’re trading off some dollars. Your costs are going to increase to get some amount of money up front. I’m just not so sure we could generate a meaningful amount of money doing that based on the amount of production that comes out of there.

(Eric Anderson): Okay.

Man 5: Yes. I mean if liquidity ever became a very serious point for us, that’s certainly the type of things that we would consider doing.

(Eric Anderson): Because generally you don’t have big investments in this stream or gathering?

Man 5: Not really big. No. We have a large gathered system in the ((inaudible)). But other than that, they’re fair - it’s not significant.

(Eric Anderson): All right. Appreciate it. Thank you.

(Richard): Thank you.

Man 5: And I’d like to turn the call back over to (Scott Smith) for any final thoughts.

(Scott Smith): Okay. Again, thanks for everyone for joining us today and taking time to listen to the call. And for those investors that will listen to the replay. Again, our operating teams are doing a great job just delivering, you know, superior results in our LOE, you know, reduction efforts. You know, we took a - just highlight as we took a tour out to our ((inaudible)) office - to our ((inaudible)) space. And then couldn’t be more impressed with the focus and the drive by the team out there.

And I know that same focus and desire is shared across all of our operating teams throughout our various regions. So our hats off as management to those guys. They’re doing a great job.

So again, we’re very excited about the Lime Rock and Eagle Rock mergers. You know, the next 60 days will be exciting to get these things hopefully across the finish line. Gets the boats in hand. And then we’ll look forward to operating as a single entity as we had into the fourth quarter.

So with that, thanks again for everyone for joining us. And we’ll look forward to visiting with you again in November.
Operator: This does conclude today’s conference. You may now disconnect and have a wonderful day.

END